Gennari Aronson, LLP 250 First Avenue Suite 200 Needham, MA 02494	Ph: 781.719.9900 Fax: 781.719 9850 www.galawpartners.com

October 21, 2020

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, North East

Washington, DC 20549-3030

Attention: Karina Dorin and Timothy S. Levenberg

Re:	Yellowstone Acquisition Company
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249035

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Company (the “Company”), this letter is in response to your comment letter of even date regarding Amendment No. 4 to the above-referenced Registration statement. The Company undertakes to include in the final prospectus for the Company the following language in all relevant sections of the Company’s final prospectus: “Based on current negotiations, we would expect that any founders shares allocated to the potential lead investor in such agreement would not exceed 10% of the founders shares and that the potential lead investor would own less than 10% in the aggregate of all outstanding shares of Class A common stock and Class B common stock.”

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph B. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson

Neil H. Aronson

cc:	Alex B. Rozek, Yellowstone Acquisition Company
Adam K. Peterson, Yellowstone Acquisition Company
Joshua P. Weisenburger, Yellowstone Acquisition Company
Joseph B. Ramadei, Gennari Aronson, LLP
Zachary R. Fountas, Gennari Aronson, LLP
Derek Dostal, Davis Polk & Wardwell LLP
Elliot M. de Carvalho, Davis Polk & Wardwell LLP
Yushen Liu, Davis Polk & Wardwell LLP
Donald C. Shimmin, KPMG LLP
Jason A. John, KPMG LLP